Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES DISTRIBUTION AGREEMENT SIGNED WITH SUGAR AUSTRALIA

Vancouver, B.C. July 13, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), a vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the signing of a five-year agreement with Sugar Australia for the distribution and marketing of GLG’s stevia extract products. The companies are working in partnership to market stevia and its use as an ingredient to the food and beverage sector in Australia and New Zealand.

Key highlights under the terms of this agreement include:

  Initial term of five years with an automatic renewal provision for another five years subject to certain conditions

  Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchases levels, which will be established by mutual agreement year by year

  Marketing support, as well as sales and technical training, to be provided by GLG to Sugar Australia

  Sugar Australia to market GLG’s full line of products within their serving territory including Rebpure™, Rebsweet™, and the BlendSure™ product line

Dr. Luke Zhang, CEO of GLG stated, “As the global market for stevia continues to grow and food and beverage companies realize the power available through stevia-based sweetening systems to affect change and offer reduced-calorie, better-for-you product choices for the consumer, GLG has chosen to partner with several market leaders such as Sugar Australia with whom we believe we can work to effectively reach consumers and to market what we believe to be the highest quality, best tasting stevia extracts at a great value and competitive price structure.”

Ian Glasson, CEO of Sucrogen, said, “Sugar Australia has chosen to partner with GLG in the food and beverage sector to bring a new and exciting range of stevia ingredients as part of our range of sweetener solutions, particularly as manufactures seek alternatives in developing healthier products that meet consumers’ changing needs.”

The agreement is effective as of July 9, 2010.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Sucrogen
Sucrogen is the new corporate identity for CSR Sugar. Sucrogen is the largest raw sugar producer in Australia and the eighth largest producer globally and owns seven sugar mills capable of producing in total 2.1Mt of raw sugar per year.

Through its interest in Sugar Australia and New Zealand Sugar Company, Sucrogen is the largest sugar refiner in Australia and New Zealand with its three sugar refineries capable of producing 970kt of sugar annually.

Sucrogen is Australia’s largest producer of sugar-based ethanol, which is used as an additive in fuel and for a range of industrial purposes. Sucrogen is also Australia’s largest renewable energy generator from biomass.

About Sugar Australia
Sugar Australia, Australia’s leading sugar refiner, services both industrial and consumer markets. The company operates across multiple business channels including, the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. Australia is the world’s third largest exporter of sugar valued at more than $2 billion annually.

Media Inquiries
Micah Hirschfield
Fleishman-Hillard
+1 (713) 513-9516 office
+1 (512) 799-5520 mobile
Micah.hirschfield@fleishman.com

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law